Strategic Alliance Agreement

between

HNA Culture Holding Group Co., Ltd.

and

AirMedia Group Co., Ltd.

September 2013

Party A: HNA Culture Holding Group Co., Ltd.

Party B: AirMedia Group Co., Ltd.

Whereas, Party A, HNA Culture Holding Group Co., Ltd. (hereinafter referred to as “HNA Culture”), is a key enterprise under HNA Group Co., Ltd., one of the top five hundred enterprises in China. It has been developing in the fields of airport and aviation media business, cultural and creative industrial park construction, film and television drama production and distribution, traditional culture extension, international cultural exchange, new media operation and gradually becomes an integrated cultural enterprise group.

Whereas, Party B, AirMedia Group Co., Ltd. (hereinafter referred to as “AirMedia”), is the most influential provider of middle to high end outdoor media service in China. The company has taken over 90% share of the digital air media market, and held up to the resources of traditional airport media market above all the others. The company’s air media network has covered major airports in cities such as Beijing, Shanghai and Guangzhou, and more than 2,300 routes of airliners.

Both Parties agree as follows:

I.	Cooperation Objectives

Both parties give play to their respective advantages in the field of aviation, airport, outdoor media platform, video production and development, new media development and operation, etc., and by complementary advantages, resource sharing, collaborative development, enable Party A to achieve a comprehensive and all-media culture enterprise group and deepening the aviation media service capability of Party B and achieve win-win situation for mutual benefits.

II.	Cooperation Content

Whereas, two parties have been in productive cooperation in many fields previously, now the Parties agree on setting up a fund to develop aviation internet platform through cooperation and to achieve the following cooperation intentions:

1.	The development of the in-flight internet platform is based on two kinds of resources, namely in-flight resources and funding.

2.	Party A is responsible for obtaining in-flight advertising channels, coordinating HNA Group's airlines associated with these projects, obtaining the development and exclusive right to operate air internet platform and coordinating to complete the corresponding airplane hardware upgrade. Party A shall transfer the aforesaid exclusive in-flight internet platform operation rights to the project company invested by the proposed industry fund as agreed in this Agreement.
3.	Party B is responsible for funding with the specific ways as follows:
3.1	The two Parties contribute to jointly establish a fund management company, and each party holds 50% of the equity interests of the management company. Party A recommends three members and Party B recommends 2 members to constitute an investment management committee, which will act as the General Partner (or GP) to operate and manage the Industry Development Fund of In-flight Internet (hereinafter referred to as the “Fund”), which is made to target on the in-flight internet industry.
3.2	The target fund size of the Fund is set to RMB 1 billion; the aforementioned objectives can be adjusted according to the amount of money actually needed for the development of HNA Airlines Group's internet platform project under this Agreement. Party B agrees to act as a Limited Partner (or LP), primarily in charge of fundraising and capital contribution for the Fund. Party B alone commits to invest no less than 40% of the total targeted fund size and to provide the remaining portion in case it unable to secure other limited partners.
3.3	The amount of the first round of fund raising is RMB 400 million, and Party B commits to invest no less than 60% in the first round. The fund raised is limited to invest on equipment purchase and installment of HNA Airlines Group's in-flight internet platform project (hereinafter referred to as the “Project”);
4.	Party A shall contribute in-flight advertising channels to the Project and the Fund shall provide funds to the Project, and the specific implementation of the Project shall be conducted by the company designated by both parties. Party A and Party B hold the shares of the project company as agreed and collect earnings accordingly.
5.	Both parties agreed to form a strategic alliance based on this Agreement, and enter project related business negotiation with any third parties as a union.

III.	Cooperation Progress

In order to ensure the smooth progress of cooperation, the two parties agreed to the following schedule, and cooperate actively to promote relevant work:

1.	Before October 15, 2013, completing the establishment of the joint fund management company;
2.	Before November 30, 2013, completing the first round of fund raising and subscription;
3.	Before January 31, 2014, forming an operating company responsible for developing HNA Airlines Group's in-flight internet platform project and pursuant to the agreement stipulating the exclusive operating rights and the corresponding upgrade plan of the Project which Party A entered with the airline company affiliated to HNA Airlines Group, the Fund will invest the fund raised in the first round to the operating company for the purpose of equipment purchasing and upgrade works. The detailed purchase and implementation of the aforesaid equipment will be completed by the operating company;
4.	Before February 28, 2014, initiating HNA Airlines Group's in-flight internet platform upgrade and business operations in flights of the airline company affiliated to HNA Airlines Group;

5.	In case of Party B fails to accomplish its obligations on schedule as agreed above, and the delay lasts over 30 days; or other form of omission of Party B results in the failure of the cooperation objective, Party A has the right to terminate this agreement and Party B shall be liable to pay Party A 1% of the amount of the first round fund rising target.

IV.	Confidentiality and External Disclosure

Each party shall treat the existence and contents of this agreement as confidential, shall not disclose such information in any way unless is required to be disclosed in accordance with applicable laws, regulations or government orders.

V.	Supplementary Provisions
1.	From the date of effectiveness, both parties shall actively promote all the items agreed in this agreement, and continuously explore new opportunities for cooperation.
2.	For matters not mentioned herein, the parties hereto may revise or supplement through negotiation.
3.	This agreement may be supplemented only by mutual consent in writing between both parties. The supplement and this agreement are equally valid.
4.	This agreement shall become effective as of the date of signature and seal by the authorized representatives of both parties. This agreement is signed and sealed in four (4) original copies, and the parties shall each keep two (2) original copies, with each of equally binding force.

Party A: HNA Culture Holding Group Co., Ltd.

Authorized representative: /s/ HNA Culture Holding Group Co., Ltd.

Party B: AirMedia Group Co., Ltd.

Authorized representative: /s/ AirMedia Group Co., Ltd.

Date: October 28, 2013